Exhibit 99.86

(CUSIP NO. 800132 12 8)

SANDSTORM RESOURCES LTD.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL WARRANT INDENTURE

October 14, 2009

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of October 14, 2009

B  E  T  W  E  E  N :

SANDSTORM RESOURCES LTD.,

a company incorporated under the laws of the Province of

British Columbia

(hereinafter called the “Company”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company governed by the laws of Canada

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.                                                                                 The Company and the Warrant Agent executed a common share purchase warrant indenture (the “Warrant Indenture”) dated as of April 23, 2009 providing for the issue of up to 67,045,000 Warrants (as defined in the Warrant Indenture);

B.                                                                                 Subsection 7.1(a) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of providing for the issuance of additional Warrants under the Warrant Indenture;

C.                                                                                On the date hereof, the Company will be issuing an additional 40,889,396 Warrants under the Warrant Indenture;

D.                                                                                The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

E.                                                                                 The Warrant Agent has agreed to enter into this Supplemental Warrant Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Warrant Indenture from time to time;

NOW THEREFORE THIS SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.                                   This Supplemental Warrant Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.                                   On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Warrant Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3.                                   The following section 2.1.1 is hereby added immediately following section 2.1 of the Warrant Indenture:

“2.1.1                                                   Issue of Additional Warrants

A total of up to 40,889,396 Warrants, in addition to those Warrants set out in Section 2.1 above, entitling the registered holders thereof to acquire an aggregate of up to 40,889,396 Common Shares are hereby created and authorized to be issued hereunder at the Exercise Price and upon the terms and conditions herein set forth. Warrant Certificates evidencing Warrants shall be executed by an authorized signatory of the Company, and, upon the written direction of the Company, shall be certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Company in accordance with such written direction of the Company, all in accordance with sections 2.3 and 2.4 of the Warrant Indenture. Subject to adjustment in accordance with the provisions of section 2.12 of the Warrant Indenture, each of the Warrants issued hereunder shall entitle the holder thereof to receive from the Company, at the Exercise Price, the number of Common Shares equal to the Exchange Basis in effect at the Exercise Date.”

4.                                   For the purposes of the Warrants issued pursuant to this Supplemental Indenture, the Closing Date (as defined in the Warrant Indenture) shall be October 14, 2009.

5.                                   The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Company hereby confirms the Warrant Indenture in all other respects.

6.                                   This Supplemental Warrant Indenture shall be governed by and be construed in accordance with the laws of the Province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns.

7.                                   This Supplement Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Warrant Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture under the hands of their proper officers in that behalf.

SANDSTORM RESOURCES LTD.

Per:	“Nolan Watson”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Gabriel Ducharme”
Authorized Signing Officer

Per:	“Karl Burgess”
Authorized Signing Officer